Exhibit 99.1

Magna International Inc.

Third Quarter Report

2020

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2019 included in our 2019 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 5, 2020.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings (loss) before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

•	Automotive light vehicle sales and production in our primary markets of North America and Europe continued to ramp up in the third quarter of 2020 following significant COVID-19 related declines experienced in the first half of 2020.

•	Comparing the third quarter of 2020 to the third quarter of 2019:

•	Total sales decreased 2% to $9.1 billion, compared to 4% lower global light vehicle production, reflecting a decline of 5% in Europe and essentially level production in North America.

•	Diluted earnings per share and adjusted diluted earnings per share were $1.35 and $1.95, respectively. Adjusted diluted earnings per share increased 38% despite the lower sales in the quarter, largely reflecting:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	the benefit of COVID-19 related government employee support programs;

•	the negative impact of lost vehicle production as a result of the labour strike at GM that was reflected in our results in the third quarter of 2019; and

•	a lower share count.

•	Other expense, net was $316 million compared to $859 million. Other expense in the current quarter consisted of a $337 million non-cash impairment charge, partially offset by a $21 million non-cash gain on investments.

•	Cash from operating activities was $1.6 billion compared to $750 million.

•	We paid a quarterly dividend of $0.40 per share.

•	Our complete vehicle manufacturing operation in China began to launch the Arcfox α-T, the first vehicle in the all-new Arcfox brand for BJEV.

•	We signed an agreement to acquire majority ownership of Honglizhixin (HLZX), a leading supplier to Chinese automakers. The acquisition will expand our seating capabilities across China.

•	We signed agreements with Fisker Inc. ["Fisker"] that provide the framework for a platform sharing and manufacturing cooperation for the Fisker Ocean SUV. Production is expected to begin in the fourth quarter of 2022.

•	Our Board of Directors appointed Seetarama (Swamy) Kotagiri as Chief Executive Officer ("CEO"), effective January 1, 2021. Don Walker, who has served as CEO between 1994 and 2001, and since 2005, will retire at the end of 2020.

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OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 157,000 entrepreneurial-minded employees and 344 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

IMPACT OF COVID-19 ON OUR BUSINESS

While many of our manufacturing facilities had temporarily suspended operations in the first and second quarters of 2020, all of our facilities had resumed production and were operating in the third quarter. While we have not experienced further COVID-related shutdowns since the resumption of production, we are closely monitoring rising global COVID-19 infection rates, which could create the risk of production and supply disruptions during or after the fourth quarter. If necessary, we will adjust our own production plans in-line with our customers' production plans, governmental orders and legal requirements in each of the markets in which we operate.

Earlier this year, we developed and implemented COVID-19 protocols, assessment tools and guidance documents to support our objective of responsibly managing the health and safety of our employees, which remains our number one priority. Our current best understanding regarding management of COVID-related health risks to our employees is reflected in our dynamic "Smart Start Playbook", a guide which includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention, as well as the World Health Organization. The dynamic Smart Start Playbook evolved from the playbook which guided the restart of our operations following COVID-19-related shutdowns. Our medical and health and safety staff continue to comply with applicable legal requirements and are working in coordination with public health authorities, as well as the medical directors of our OEM customers. Lessons learned, along with insights gained and best practices shared earlier in the year, are assisting us in preparing for the current and future phases of the pandemic.

Although we currently believe that the most severe short-term impacts of the COVID-19 pandemic occurred in the first half of 2020, its full effect and longer-term impacts may not be reflected in our results of operations and overall financial performance until future periods. It is difficult to accurately assess the continuing magnitude, outcome and duration of the pandemic. However, a prolonged pandemic, including as a result of second or subsequent waves, could further:

•	deteriorate economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels;

•	reduce our customers' production volumes, including as a result of continued or intermittent shutdowns of any of our customers', suppliers' or our own facilities;

•	elevate the financial pressure on our customers, which could lead to an OEM insolvency, and would likely increase financial pressure on us and the entire automotive supply chain;

•	result in elevated absenteeism or cause potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers;

•	lead to prolonged disruptions of critical components, including as a result of the bankruptcy/insolvency of one or more suppliers due to worsening economic conditions; or

•	result in governmental regulation adversely impacting our business.

Any or all of the above impacts of a prolonged pandemic could have a rapid, unexpected and material adverse effect on our business, financial condition and results of operations. We have incurred restructuring and impairment charges to date in 2020, including as a result of factors caused or aggravated by COVID-19, and could incur additional such charges in the fourth quarter. Irrespective of whether the pandemic is prolonged, the significant global economic impact and job losses to date are likely to affect household income and wealth beyond 2020, which would directly affect vehicle sales and thus production as well.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2020	2019	Change		2020	2019	Change
1 Canadian dollar equals U.S. dollars	0.751	0.757	-	1%	0.739	0.752	-	2%
1 euro equals U.S. dollars	1.170	1.112	+	5%	1.124	1.124		—
1 Chinese renminbi equals U.S. dollars	0.145	0.142	+	2%	0.143	0.146	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three and nine months ended September 30, 2020 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2020	2019	Change		2020	2019	Change
North America	3,907	3,925		—	8,944	12,443	-	28%
Europe	4,431	4,676	-	5%	11,149	16,094	-	31%
China	6,219	5,632	+	10%	15,293	17,142	-	11%

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

SALES

Sales decreased 2% or $190 million to $9.13 billion for the third quarter of 2020 compared to $9.32 billion for the third quarter of 2019 primarily due to:

•	the impact of lower assembly volumes and lower European light vehicle production;

•	the end of production of certain programs; and

•	net customer price concessions subsequent to the third quarter of 2019.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the third quarter of 2019;

•	the negative impact of lost vehicle production as a result of the labour strike at GM that was reflected in our results in the third quarter of 2019; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $117 million.

The changes in sales are discussed further in the "Segment Analysis" section of this MD&A.

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COST OF GOODS SOLD

	For the three months
	ended September 30,
	2020	2019	Change
Material	$5,532	$5,802	$(270)
Direct labour	626	680	(54)
Overhead	1,523	1,581	(58)
Cost of goods sold	$7,681	$8,063	$(382)

Cost of goods sold decreased $382 million to $7.68 billion for the third quarter of 2020 compared to $8.06 billion for the third quarter of 2019, primarily due to:

•	lower material, direct labour and overhead costs associated with lower sales;

•	the benefit of COVID-19 related government employee support programs;

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	lower launch costs; and

•	lower spending associated with our former collaboration with Lyft.

These factors were partially offset by the net strengthening of foreign currencies against the U.S. dollar, which increased cost of goods sold by $109 million, and the negative impact of the labour strike at GM during the third quarter of 2019.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization was $334 million for the third quarter of 2020 and $335 million for the third quarter 2019. The net strengthening of foreign currencies against the U.S. dollar, primarily the euro, increased reported U.S. dollar depreciation and amortization by $5 million.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $20 million to $380 million for the third quarter of 2020 compared to $400 million for the third quarter of 2019, primarily as a result of:

•	cost savings and efficiencies realized, including reduced discretionary spending, travel costs and short-term and long-term incentive compensation;

•	lower corporate research & development spending; and

•	lower labour and benefit costs.

These factors were partially offset by:

•	transactional foreign exchange losses in the third quarter of 2020 compared to transactional foreign exchange gains in the third quarter of 2019; and

•	a $7 million increase in reported U.S. dollar SG&A expense primarily due to the net strengthening of foreign currencies against the U.S. dollar.

INTEREST EXPENSE, NET

During the third quarter of 2020, we recorded net interest expense of $26 million compared to $18 million for the third quarter of 2019. The $8 million increase is primarily as a result of an increase in long-term borrowings and lower interest income earned on cash balances.

EQUITY INCOME

Equity income increased $7 million to $44 million for the third quarter of 2020 compared to $37 million for the third quarter of 2019, primarily as a result of lower depreciation at certain facilities partially offset by reduced earnings due to lower sales at our equity-accounted operations.

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OTHER EXPENSE, NET

	For the three months
	ended September 30,
	2020	2019
Impairments of investment (1)	$337	$700
Restructuring and impairments (2)	—	34
Net (gains) losses on investments (3)	(21)	127
Gain on sale of Business (4)	—	(2)
	$316	$859

(1)	Impairments of investment

During the third quarter of 2020, we concluded that indicators of potential impairment were present related to our equity-accounted investment in Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"], which makes both manual transmissions and dual-clutch transmissions ["DCTs"] and accordingly, recorded impairment charges of $337 million. The conclusion was based on lower than expected sales, increased pricing pressure in the China market, and declines in volume projections for the foreseeable future for manual transmissions and DCTs in China.

We recorded impairment charges of $700 million during the third quarter of 2019 on our investments in GJT [$511 million] and Dongfeng Getrag Transmission Co. Ltd. [$39 million] in China, and on our equity-accounted investment in Getrag Ford Transmission GmbH ["GFT"] [$150 million] in Europe.

The non-cash impairment charges for the third quarter of 2020 and 2019 were recorded within our Power & Vision segment as follows:

	For the three months
	ended September 30,
	2020	2019
Other Expense	$337	$700
Tax effect on Other Expense	(62)	(36)
Net loss	275	664
Loss attributable to non-controlling interests related to Other Expense	(75)	(127)
Net loss attributable to Magna International Inc.	$200	$537

(2)	Restructuring and impairments

During the third quarter of 2019, we recorded asset impairment charges of $27 million [$20 million after tax] in an Electronics operation which is included in our Power & Vision segment and restructuring charges of $7 million [$7 million after tax] related to a certain European Body Exteriors & Structures operation.

(3)	Net (gains) losses on investments

During the third quarter of 2020 we recorded unrealized gains of $21 million [$20 million after tax] on the revaluation of certain private equity investments.

The net loss on investments in the third quarter of 2019 was substantially related to the revaluation of our investment in Lyft, Inc. ["Lyft"] [$109 million after tax].

(4)	Gain on sale of Business

During the third quarter of 2019, we adjusted the gain on the sale of our Fluid Pressure & Controls ["FP&C"] business by $2 million [$2 million after tax] as a result of finalizing the proceeds relating to working capital.

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INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES

Income (Loss) from operations before income taxes was income of $436 million for the third quarter of 2020 compared to a loss of $319 million for the third quarter of 2019. This $755 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended September 30,
	2020	2019	Change
Sales	$9,129	$9,319	$(190)

Costs and expenses
Cost of goods sold	7,681	8,063	(382)
Depreciation and amortization	334	335	(1)
Selling, general & administrative	380	400	(20)
Interest expense, net	26	18	8
Equity income	(44)	(37)	(7)
Other expense, net	316	859	(543)
Income (Loss) from operations before income taxes	$436	$(319)	$755

INCOME TAXES

	For the three months ended September 30,
	2020		2019
Income Taxes as reported	$109	25.0%	$45	(14.1%)
Tax effect on Other expense, net	61	(2.4)	61	33.7
	$170	22.6%	$106	19.6%

Excluding the tax effect on Other expense, net, our effective income tax rate increased to 22.6% for the third quarter of 2020 compared to 19.6% for the third quarter of 2019 primarily due to lower favourable changes in our reserves for uncertain tax positions partially offset by a change in the mix of earnings.

LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests decreased $53 million to $78 million for the third quarter of 2020 compared to $131 million for the third quarter of 2019 substantially all due to lower losses attributable to non-controlling interests relating to the impairment of assets recorded in the third quarter of 2020 compared to the third quarter of 2019.

NET INCOME (LOSS) ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income (loss) attributable to Magna International Inc. was income of $405 million for the third quarter of 2020 compared to a loss of $233 million for the third quarter of 2019. This $638 million increase was as a result of: an increase in income from operations before income taxes of $755 million; partially offset by an increase in income taxes of $64 million; and a decrease in loss attributable to non-controlling interests of $53 million.

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EARNINGS (LOSS) PER SHARE

	For the three months ended September 30,
	2020	2019	% Change
Earnings (loss) per Common Share
Basic	$1.36	$(0.75)		—
Diluted	$1.35	$(0.75)		—
Weighted average number of Common Shares outstanding (millions)
Basic	298.7	310.7	-	4%
Diluted	299.4	310.7	-	4%
Adjusted diluted earnings per share	$1.95	$1.41		38%

Diluted earnings per share was $1.35 for the third quarter of 2020 compared to a diluted loss per share of $0.75 for the third quarter of 2019. The $2.10 increase was substantially as a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2020. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2019, pursuant to our normal course issuer bids.

Other expense, net, after tax, and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings (loss) per share by $0.60 in the third quarter of 2020, and $2.16 in the third quarter of 2019, respectively, as discussed in the "Other expense, net", "Income Taxes" and Loss Attributable to "Non-Controlling Interests" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.95 for the third quarter of 2020 compared to $1.41 in the third quarter of 2019, an increase of $0.54.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's change had on Magna's Adjusted EBIT as a percentage of sales for the third quarter of 2020 compared to the third quarter of 2019:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
Third quarter of 2019	$9,319	$558		6.0%
(Decrease) Increase related to:
Body Exteriors & Structures	(126)	84	+	1.0%
Power & Vision	26	60	+	0.6%
Seating Systems	14	10	+	0.1%
Complete Vehicles	(114)	41	+	0.5%
Corporate and Other	10	25	+	0.3%
Third quarter of 2020	$9,129	$778		8.5%

Adjusted EBIT as a percentage of sales increased 2.5% to 8.5% for the third quarter of 2020 compared to 6.0% for the third quarter of 2019 primarily due to:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	the benefit of COVID-19 related government employee support programs;

•	the negative impact of the labour strike at GM during the third quarter of 2019;

•	lower launch costs;

•	productivity and efficiency improvements at certain underperforming facilities;

•	lower spending associated with our former collaboration with Lyft; and

•	favourable program mix in our Complete Vehicles segment.

These factors were partially offset by net foreign exchange losses in the third quarter of 2020 compared to net foreign exchange gains in the third quarter of 2019 and higher net warranty costs.

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RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 15.0% for the third quarter of 2020 compared to 10.5% for the third quarter of 2019 as a result of an increase in Adjusted After-tax operating profits partially offset by lower Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 6.4% in the third quarter of 2020, and 18.7% in the third quarter of 2019, respectively.

Average Invested Capital decreased $1.06 billion to $16.07 billion for the third quarter of 2020 compared to $17.13 billion for the third quarter of 2019, primarily due to:

•	the impairment of assets recorded in the third quarters of 2020 and 2019;

•	the sale of our investment in Lyft equity in the third and fourth quarters of 2019;

•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and

•	a decrease in average non-cash working capital.

RETURN ON EQUITY

Return on Equity was 15.9% for the third quarter of 2020 compared to -8.2% for the third quarter of 2019. This increase was due to higher net income (loss) attributable to Magna, partially offset by lower average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 7.1% in the third quarter of 2020, and 23.6% in the third quarter of 2019, respectively.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments. Adjusted EBIT has been reconciled in the "Non-GAAP Financial Measures Reconciliation" section included in this MD&A.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$3,858	$3,984	$(126)	$390	$306	$84
Power & Vision	2,722	2,696	26	227	167	60
Seating Systems	1,280	1,266	14	66	56	10
Complete Vehicles	1,402	1,516	(114)	70	29	41
Corporate and Other	(133)	(143)	10	25	—	25
Total reportable segments	$9,129	$9,319	$(190)	$778	$558	$220

BODY EXTERIORS & STRUCTURES

	For the three months ended September 30,
	2020	2019	Change
Sales	$3,858	$3,984	$(126)	-	3%
Adjusted EBIT	$390	$306	$84	+	27%
Adjusted EBIT as a percentage of sales	10.1%	7.7%		+	2.4%

Sales – Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 3% or $126 million to $3.86 billion for the third quarter of 2020 compared to $3.98 billion for the third quarter of 2019, primarily as a result of:

•	the end of production of certain programs;

•	lower European light vehicle production; and

•	net customer price concession subsequent to the third quarter of 2019.

These factors were partially offset by:

•	the launch of programs during or subsequent to the third quarter of 2019, including the:

•	Mercedes-Benz GLE Coupe;

•	Ford Escape and Lincoln Corsair;

•	Mercedes-Benz GLA; and

•	BMW X6; and

•	the negative impact of the labour strike at GM during the third quarter of 2019; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $15 million.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $84 million to $390 million for the third quarter of 2020 compared to $306 million for the third quarter of 2019 and Adjusted EBIT as a percentage of sales increased 2.4% to 10.1% for the third quarter of 2020 compared to 7.7% for the third quarter of 2019, primarily as a result of:

•	the benefit of COVID-19 related government employee support programs;

•	the negative impact of the labour strike at GM during the third quarter of 2019;

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	lower launch costs; and

•	productivity and efficiency improvements at an underperforming facility.

These factors were partially offset by net foreign exchange losses in the third quarter of 2020 compared to net foreign exchange gains in the third quarter of 2019.

In addition, net customer price concessions subsequent to the third quarter of 2019 had an unfavourable impact on Adjusted EBIT.

POWER & VISION

	For the three months ended September 30,
	2020	2019	Change
Sales	$2,722	$2,696	$26	+	1%
Adjusted EBIT	$227	$167	$60	+	36%
Adjusted EBIT as a percentage of sales	8.3%	6.2%		+	2.1%

Sales – Power & Vision

Sales for Power & Vision increased 1% or $26 million to $2.72 billion for the third quarter of 2020 compared to $2.70 billion for the third quarter of 2019. Factors increasing sales include:

•	the launch of programs during or subsequent to the third quarter of 2019, including the:

•	Renault Captur;

•	Mercedes-Benz GLB;

•	Renault Samsung XM3; and

•	BMW 1-Series;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $52 million; and

•	the negative impact of the labour strike at GM during the third quarter of 2019.

These factors were partially offset by lower European light vehicle production and net customer price concession subsequent to the third quarter of 2019.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT for Power & Vision increased $60 million to $227 million for the third quarter of 2020 compared to $167 million for the third quarter of 2019 and Adjusted EBIT as a percentage of sales increased 2.1% to 8.3% for the third quarter of 2020 compared to 6.2% for the third quarter of 2019, primarily as a result of:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	the benefit of COVID-19 related government employee support programs;

•	lower spending associated with our former collaboration with Lyft;

•	the negative impact of the labour strike at GM during the third quarter of 2019; and

•	lower tariffs, primarily on steel and aluminum.

These factors were partially offset by higher net warranty costs of $19 million.

In addition, net customer price concessions subsequent to the third quarter of 2019 had an unfavourable impact on Adjusted EBIT.

SEATING SYSTEMS

	For the three months ended September 30,
	2020	2019	Change
Sales	$1,280	$1,266	$14	+	1%
Adjusted EBIT	$66	$56	$10	+	18%
Adjusted EBIT as a percentage of sales	5.2%	4.4%		+	0.8%

Sales – Seating Systems

Sales for Seating Systems increased 1% or $14 million to $1.28 billion for the third quarter of 2020 compared to $1.27 billion for the third quarter of 2019. Factors increasing sales include:

•	the launch of programs during or subsequent to the third quarter of 2019, including the:

•	BMW X6;

•	Ford Escape and Lincoln Corsair;

•	BMW 2-Series Gran Coupe; and

•	BMW 1-Series; and

•	the negative impact of the labour strike at GM during the third quarter of 2019.

These factors were partially offset by lower light vehicle production outside of North America, the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $9 million, and net customer price concessions subsequent to the third quarter of 2019.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT for Seating Systems increased $10 million to $66 million for the third quarter of 2020 compared to $56 million for the third quarter of 2019 and Adjusted EBIT as a percentage of sales increased 0.8% to 5.2% for the third quarter of 2020 compared to 4.4% for the third quarter of 2019, primarily as a result of:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	the benefit of COVID-19 related government employee support programs;

•	productivity and efficiency improvements at an underperforming facility; and

•	the negative impact of the labour strike at GM during the third quarter of 2019.

These factors were partially offset by:

•	lower favourable commercial settlements; and

•	net foreign exchange losses in the third quarter of 2020 compared to net foreign exchange gains in the third quarter of 2019.

In addition, net customer price concessions subsequent to the third quarter of 2019 had an unfavourable impact on Adjusted EBIT.

COMPLETE VEHICLES

	For the three months ended September 30,
	2020	2019	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	27.3	35.6	(8.3)	-	23%
Sales	$1,402	$1,516	$(114)	-	8%
Adjusted EBIT	$70	$29	$41	+	141%
Adjusted EBIT as a percentage of sales	5.0%	1.9%		+	3.1%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales for Complete Vehicles decreased 8% or $114 million to $1.40 billion for the third quarter of 2020 compared to $1.52 billion for the third quarter of 2019 and assembly volumes decreased 23%. The decrease in sales is primarily as a result of the impact of lower assembly volumes of the Jaguar E-Pace, partially offset by higher assembly volumes of the Mercedes-Benz G-Class during the third quarter of 2020. These factors were partially offset by a $64 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar and higher engineering sales.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $41 million to $70 million for the third quarter of 2020 compared to $29 million for the third quarter of 2019 and Adjusted EBIT as a percentage of sales increased 3.1% to 5.0% for the third quarter of 2020 compared to 1.9% for the third quarter of 2019, primarily as a result of:

•	favourable program mix;

•	earnings on higher engineering sales; and

•	the benefit of a cost cutting initiative.

These factors were partially offset by reduced earnings due to lower assembly volumes during the third quarter of 2020, net of contractual fixed cost recoveries on certain programs.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was income of $25 million for the third quarter of 2020 compared to $nil in the third quarter of 2019. The increase was primarily due to:

•	cost savings and efficiencies realized, including reduced discretionary spending, travel costs and short-term and long-term incentive compensation;

•	lower corporate research & development spending; and

•	a $6 million favourable impact of net foreign exchange gains in the third quarter of 2020 compared to foreign exchange losses in the third quarter of 2019.

14    Magna International Inc. Third Quarter Report 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended September 30,
	2020	2019	Change
Net income (loss)	$327	$(364)
Items not involving current cash flows	767	1,210
	1,094	846	$248
Changes in operating assets and liabilities	518	(96)	614
Cash provided from operating activities	$1,612	$750	$862

Cash provided from operating activities

Cash provided from operating activities was positively impacted during the third quarter of 2020 compared to the third quarter of 2019 primarily due to a return to normal payment terms with our suppliers, the receipt in the first week of the third quarter of 2020 of certain customer payments that were delayed from the second quarter, and higher operating income.

During the third quarter of 2020, we generated cash from operations of $1.6 billion. The $862 million increase compared to the third quarter of 2019, is primarily as a result of:

•	a $2.2 billion decrease in cash paid for material and overhead;

•	a $225 million decrease in cash paid for labour; and

•	a $12 million decrease in cash paid for taxes.

These factors were partially offset by:

•	a $1.6 billion decrease in cash received from customers; and

•	lower dividends received from equity method investments of $9 million.

Changes in operating assets and liabilities

Cash generated from operating assets and liabilities amounted to $518 million in the third quarter of 2020. The net cash generated was primarily as a result of:

•	a $1.5 billion increase in accounts payable related to higher production levels in the third quarter of 2020 compared to the second quarter of 2020;

•	a $126 million increase in accrued salaries and wages due to increased employment related to higher production levels and the timing of payments in the third quarter of 2020 compared to the second quarter of 2020; and

•	a $102 million increase in other accrued liabilities mainly due to higher production levels and an increase in net warranty accruals in the third quarter of 2020 compared to the second quarter of 2020.

These factors were offset by a $1.3 billion increase in accounts receivable related to higher production levels, partially offset by the collection of certain delayed customer payments in the first week of the third quarter.

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INVESTING ACTIVITIES

	For the three months
	ended September 30,
	2020	2019	Change
Fixed asset additions	$(213)	$(349)
Increase in private equity investments	(12)	—
Increase in investments, other assets and intangible assets	(68)	(83)
Fixed assets, investments, other assets and intangible assets additions	(293)	(432)
Proceeds from dispositions	14	67
Proceeds on sale of business	—	3
Cash used for investing activities	$(279)	$(362)	$83

We used cash for investing activities in the third quarter of 2020 and 2019. The change between the third quarter of 2020 and the third quarter of 2019 was primarily due to a lower investment in fixed assets during the third quarter of 2020 compared to the third quarter of 2019.

Fixed assets, investments, other assets and intangible assets additions

In the third quarter of 2020, we invested $213 million in fixed assets. Where our customers' production programs are being downsized, deferred or cancelled, we have taken equivalent capital expenditure actions. We also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment are no longer likely to be achieved within an appropriate timeframe. However, we remain focused on ensuring that capital actions being taken today do not adversely impact the implementation of our long-term strategy.

In addition, we invested: $54 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during the third quarter of 2020 or will be launching subsequent to the third quarter of 2020; $11 million in intangible assets, primarily related to software; and $3 million in equity method investments.

Proceeds from dispositions

In the third quarter of 2020, we recorded $14 million of proceeds related to normal course fixed and other asset disposals.

FINANCING ACTIVITIES

	For the three months
	ended September 30,
	2020	2019	Change
Issues of debt	$31	$21
(Decrease) increase in short-term borrowings	(194)	240
Repayments of debt	(83)	(10)
Issue of Common Shares on exercise of stock options	15	19
Repurchase of Common Shares	(2)	(342)
Contributions to subsidiaries by non-controlling interests	—	2
Dividends paid	(115)	(109)
Cash used for financing activities	$(348)	$(179)	$(169)

The decrease in short-term borrowings relates primarily to a $168 million decrease in euro-commercial paper ["the Euro Program"] during the third quarter of 2020.

Cash dividends paid per Common Share were $0.40 for the third quarter of 2020, for a total of $115 million compared to cash dividends paid per Common Share of $0.365 for the third quarter of 2019, for a total of $109 million.

16    Magna International Inc. Third Quarter Report 2020

FINANCING RESOURCES

	As at	As at
	September 30,	December 31,
	2020	2019	Change
Liabilities
Long-term debt due within one year	$98	$106
Current portion of operating lease liabilities	226	225
Long-term debt	3,832	3,062
Operating lease liabilities	1,582	1,601
	5,738	4,994	$744
Non-controlling interests	204	300	(96)
Shareholders' equity	10,206	10,831	(625)
Total capitalization	$16,148	$16,125	$23

Total capitalization increased by $23 million to $16.15 billion as at September 30, 2020 compared to $16.13 billion at December 31, 2019, primarily as a result of a $744 million increase in financial liabilities, partially offset by a $625 million decrease in shareholder's equity and a $96 million decrease in non-controlling interest.

The increase in financial liabilities during the first nine months of 2020 was primarily as a result of the issuance of $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

The decrease in non-controlling interest during the first nine months of 2020 was primarily as a result of the impairment of assets recorded in the third quarter of 2020 and dividends paid during the first nine months of 2020 partially offset by the loss attributable to non-controlling interests in the first nine months of 2020.

The decrease in shareholder's equity in the first nine months of 2020 was primarily as a result of:

•	$352 million of dividends paid;
•	$203 million related to the repurchase of 5.1 million Common Shares;
•	$103 million of net unrealized loss on cash flow hedges;
•	$73 million of net loss; and
•	$44 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars.

CASH RESOURCES

During the third quarter of 2020 our cash resources, including restricted cash equivalents, increased by $970 million to $1.6 billion, primarily as a result of cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2020, we had term and operating lines of credit totaling $4.0 billion, of which $3.8 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 5, 2020 were exercised:

Common Shares	299,263,809
Stock options (i)	9,100,804
308,364,613

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2020 that are outside the ordinary course of our business. Refer to our MD&A included in our 2019 Annual Report.

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RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$9,157	$12,535	$(3,378)	$274	$1,010	$(736)
Power & Vision	6,543	8,587	(2,044)	136	584	(448)
Seating Systems	3,065	4,151	(1,086)	22	233	(211)
Complete Vehicles	3,656	5,246	(1,590)	164	100	64
Corporate and Other	(342)	(483)	141	(15)	28	(43)
Total reportable segments	$22,079	$30,036	$(7,957)	$581	$1,955	$(1,374)

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2020	2019	Change
Sales	$9,157	$12,535	$(3,378)	-27%
Adjusted EBIT	$274	$1,010	$(736)	-73%
Adjusted EBIT as a percentage of sales	3.0%	8.1%		-5.1%

Sales – Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 27% or $3.38 billion to $9.16 billion for the nine months ended September 30, 2020 compared to $12.54 billion for the nine months ended September 30, 2019, substantially due to an approximate $3.08 billion negative impact of the COVID-19 pandemic. Other factors negatively impacting sales include the end of production of certain programs, the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $59 million, and net customer price concessions subsequent to the first nine months of 2019. These factors were partially offset by the negative impact of the labour strike at GM during the third quarter of 2019 and the launch of programs during or subsequent to first nine months of 2019.

18    Magna International Inc. Third Quarter Report 2020

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $736 million to $274 million for the nine months ended September 30, 2020 compared to $1.01 billion for the nine months ended September 30, 2019 and Adjusted EBIT as a percentage of sales decreased 5.1% to 3.0% for the nine months ended September 30, 2020 compared to 8.1% for the nine months ended September 30, 2019. These decreases were substantially as a result of reduced earnings due to lower sales, net of the benefit of COVID-19 related government employee support programs, during the nine months ended September 30, 2020. Other factors that negatively impacted Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	lower tooling contribution in the first nine months of 2020 compared to the first nine months of 2019;
•	net provisions for customer claims during the second quarter of 2020;
•	lower scrap steel and aluminum recoveries partially offset by lower commodity costs; and
•	operational underperformance at a facility.

These factors were partially offset by:

•	lower launch costs;
•	cost savings and efficiencies realized, including as a result of restructuring actions taken;
•	the negative impact of the labour strike at GM during the third quarter of 2019; and
•	losses during the first nine months of 2019 at plants prior to their closing in 2019.

In addition, net customer price concessions subsequent to the first nine months of 2019 had an unfavourable impact on Adjusted EBIT.

POWER & VISION

	For the nine months
	ended September 30,
	2020	2019	Change
Sales	$6,543	$8,587	$(2,044)	-24%
Adjusted EBIT	$136	$584	$(448)	-77%
Adjusted EBIT as a percentage of sales	2.1%	6.8%		-4.7%

Sales – Power & Vision

Sales for Power & Vision decreased 24% or $2.04 billion to $6.54 billion for the nine months ended September 30, 2020 compared to $8.59 billion for the nine months ended September 30, 2019, primarily due to an approximate $1.75 billion negative impact of the COVID-19 pandemic. Other factors negatively impacting sales include the divestiture of FP&C during the first quarter of 2019, which decreased sales by $361 million, the end of production of certain programs, the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $20 million, and net customer price concessions subsequent to the nine months ended September 30, 2019. These factors were partially offset by the negative impact of the labour strike at GM during the third quarter of 2019 and the launch of programs during or subsequent to first nine months of 2019.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT for Power & Vision decreased $448 million to $136 million for the nine months ended September 30, 2020 compared to $584 million for the nine months ended September 30, 2019 and Adjusted EBIT as a percentage of sales decreased 4.7% to 2.1% for the nine months ended September 30, 2020 compared to 6.8% for the nine months ended September 30, 2019. These decreases were substantially as a result of reduced earnings due to lower sales, net of the benefit of COVID-19 related government employee support programs, during the nine months ended September 30, 2020. Other factors that negatively impacted Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	the divestiture of FP&C during the first quarter of 2019;

•	higher net warranty costs of $27 million;

•	in our ADAS business, higher engineering costs, substantially associated with three programs that will be utilizing new technologies, including retroactive social tax costs, partially offset by a write-down of amounts in the first quarter of 2019 that were previously capitalized on our balance sheet;

•	lower equity income of $20 million, primarily as a result of: reduced earnings due to lower sales at our equity-accounted operations; partially offset by a write-down of assets at a certain facility during the third quarter of 2019; and lower depreciation at certain facilities; and

•	earnings during the first nine months of 2019 at a plant we closed subsequent to the first nine months of 2019.

These factors were partially offset by:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken; and

•	lower spending associated with our former collaboration with Lyft, partially offset by higher other electrification and autonomy spending;

•	lower tariffs, primarily on steel and aluminum; and

•	the negative impact of the labour strike at GM during the third quarter of 2019.

In addition, net customer price concessions subsequent to the first nine months of 2019 had an unfavourable impact on Adjusted EBIT.

SEATING SYSTEMS

	For the nine months
	ended September 30,
	2020	2019	Change
Sales	$3,065	$4,151	$(1,086)	-26%
Adjusted EBIT	$22	$233	$(211)	-91%
Adjusted EBIT as a percentage of sales	0.7%	5.6%		-4.9%

Sales – Seating Systems

Sales for Seating Systems decreased 26% or $1.09 billion to $3.07 billion for the nine months ended September 30, 2020 compared to $4.15 billion for the nine months ended September 30, 2019, substantially due to an approximate $1.15 billion negative impact of the COVID-19 pandemic. Other factors negatively impacting sales include the end of production of certain programs, the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $40 million, and net customer price concessions subsequent to the third quarter of 2019.

20    Magna International Inc. Third Quarter Report 2020

These factors were partially offset by an acquisition subsequent to the nine months ended September 30, 2019 which increased sales by $36 million, the negative impact of the labour strike at GM during the third quarter of 2019 and the launch of programs during or subsequent to first nine months of 2019.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT for Seating Systems decreased $211 million to $22 million for the nine months ended September 30, 2020 compared to $233 million for the nine months ended September 30, 2019 and Adjusted EBIT as a percentage of sales decreased 4.9% to 0.7% for the nine months ended September 30, 2020 compared to 5.6% for the nine months ended September 30, 2019. These decreases were substantially as a result of reduced earnings due to lower sales, net of the benefit of COVID-19 related government employee support programs, during the nine months ended September 30, 2020. Other factors that negatively impacted Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	higher pre-operating costs incurred at new facilities;

•	lower favourable commercial settlements; and

•	a gain on the sale of assets during the first quarter of 2019.

These factors were partially offset by:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken; and

•	productivity and efficiency improvements at an underperforming facility.

In addition, net customer price concessions subsequent to first nine months of 2019 had an unfavourable impact on Adjusted EBIT.

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COMPLETE VEHICLES

	For the nine months
	ended September 30,
	2020	2019	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	75.0	124.5	(49.5)	-40%
Sales	$3,656	$5,246	$(1,590)	-30%
Adjusted EBIT	$164	$100	$64	+64%
Adjusted EBIT as a percentage of sales	4.5%	1.9%		+2.6%

(i)            Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales for Complete Vehicles decreased 30% or $1.59 billion to $3.66 billion for the nine months ended September 30, 2020 compared to $5.25 billion for the nine months ended September 30, 2019 and assembly volumes decreased 40%. The decrease in sales is substantially as a result of the impact of lower assembly volumes during the first nine months of 2020, which includes an approximate $625 million negative impact of the COVID-19 pandemic. These factors were partially offset by higher engineering sales.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $64 million to $164 million for the nine months ended September 30, 2020 compared to $100 million for the nine months ended September 30, 2019 and Adjusted EBIT as a percentage of sales increased to 4.5% for the nine months ended September 30, 2020 compared to 1.9% for the nine months ended September 30, 2019. These increases were primarily as a result of:

•	favourable program mix;

•	a favourable engineering program resolution in the first quarter of 2020;

•	the benefit of a cost cutting initiative; and

•	earnings on higher engineering sales.

These factors were partially offset by reduced earnings due to lower assembly volumes during the first nine months of 2020, net of contractual fixed cost recoveries on certain programs.

22    Magna International Inc. Third Quarter Report 2020

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was a loss of $15 million for the nine months ended September 30, 2020 compared to income of $28 million in the nine months ended September 30, 2019. The $43 million decrease was primarily as a result of:

•	a decrease in fees received from our divisions;

•	a $23 million unfavourable impact of higher net foreign exchange losses primarily as a result of foreign exchange losses in the nine months ended September 30, 2020 compared to foreign exchange gains in the nine months ended September 30, 2019; and

•	a loss on the sale of assets during the first nine months of 2020 compared to a gain on the sale of assets during the first nine months of 2019.

These factors were partially offset by:

•	cost savings and efficiencies realized, including lower short-term and long-term incentive compensation, reduced discretionary spending and travel costs; and

•	lower corporate research & development spending.

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NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Nine months ended September 30, 2019	$30,036	$1,955	6.5%
(Decrease) Increase related to:
Body Exteriors & Structures	(3,378)	(736)	-2.4%
Power & Vision	(2,044)	(448)	-1.4%
Seating Systems	(1,086)	(211)	-0.7%
Complete Vehicles	(1,590)	64	+0.8%
Corporate and Other	141	(43)	-0.2%
Nine months ended September 30, 2020	$22,079	$581	2.6%

Adjusted EBIT as a percentage of sales decreased 3.9% to 2.6% for the nine months ended September 30, 2020 compared to 6.5% for the nine months ended September 30, 2019 substantially due to the negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, other factors negatively impacting Adjusted EBIT as a percentage of sales include:

•	lower tooling contribution in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019;

•	higher net warranty costs;

•	net losses on the sale of assets in the first nine months of 2020 compared to net gains in the first nine months of 2019;

•	in our ADAS business, higher engineering costs, substantially associated with three programs that will be utilizing new technologies, including retroactive social tax costs, partially offset by a write-down of amounts in the first quarter of 2019 that were previously capitalized on our balance sheet;

•	lower net foreign exchange gains;

•	lower equity income;

•	net provisions for customer claims during the first nine months of 2020; and

•	divestitures, net of acquisitions, during or subsequent to the nine months ended September 30, 2019.

These factors were partially offset by:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	lower launch costs;

•	lower spending associated with our former collaboration with Lyft and lower corporate research & development spending, partially offset by higher other electrification and autonomy spending;

•	favourable program mix in our Complete Vehicles segment;

•	the negative impact of the labour strike at GM during the third quarter of 2019; and

•	a favourable engineering program resolution in the first quarter of 2020 in our Complete Vehicle segment.

24    Magna International Inc. Third Quarter Report 2020

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 3.1% for the nine months ended September 30, 2020 compared to 12.0% for the nine months ended September 30, 2019 as a result of a decrease in Adjusted After-tax operating profits partially offset by lower Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 3.3% in the nine months ended September 30, 2020, and 2.3% in the nine months ended September 30, 2019, respectively.

Average Invested Capital decreased $1.0 billion to $15.91 billion for the nine months ended September 30, 2020 compared to $16.91 billion for the nine months ended September 30, 2019, primarily due to:

•	the impairment of assets recorded in the third quarters of 2020 and 2019;
•	the sale of our investment in Lyft equity in the third and fourth quarters of 2019;
•	a decrease in average non-cash working capital;
•	the sale of our FP&C business during the first quarter of 2019; and
•	the net weakening of foreign currencies against the U.S. dollar.

These factors were partially offset by the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 – Leases.

RETURN ON EQUITY

Return on Equity was 0.2% for the nine months ended September 30, 2020 compared to 15.4% for the nine months ended September 30, 2019. This decrease was due to lower net income (loss) attributable to Magna, partially offset by lower average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 4.1% in the nine months ended September 30, 2020, and 1.8% in the nine months ended September 30, 2019, respectively.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the "Segment Analysis" section. The following table reconciles net income (loss) to Adjusted EBIT:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net Income (Loss)	$327	$(364)	$(73)	$1,187
Add :
Interest Expense, net	26	18	64	63
Other Expense, net	316	859	484	248
Income Taxes	109	45	106	457
Adjusted EBIT	$778	$558	$581	$1,955

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Sales	$9,129	$9,319	$22,079	$30,036
Adjusted EBIT	$778	$558	$581	$1,955
Adjusted EBIT as a percentage of sales	8.5%	6.0%	2.6%	6.5%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share is discussed in the "Earnings (loss) per Share" section. The following table reconciles net income (loss) attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Magna International Inc.	$405	$(233)	$19	$1,325
Add :
Other Expense, net	316	859	484	248
Tax effect on Other Expense, net	(61)	(61)	(93)	32
Loss attributable to non-controlling interests related to Other Expense, net	(75)	(127)	(75)	(127)
Adjusted net income (loss) attributable to Magna International Inc.	585	438	335	1,478
Diluted weighted average number of Common Shares outstanding during the period (millions)	299.4	310.7	300.2	319.1
Adjusted diluted earnings per share	$1.95	$1.41	$1.12	$4.63

26    Magna International Inc. Third Quarter Report 2020

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the "Non-GAAP Performance Measures" section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net Income (Loss)	$327	$(364)	$(73)	$1,187
Add :
Interest Expense, net	26	18	64	63
Income taxes on Interest Expense, net at Magna's effective income tax rate:	(6)	(4)	(16)	(14)
After-tax operating profits	347	(350)	(25)	1,236
Other Expense, net	316	859	484	248
Tax effect on Other Expense, net	(61)	(61)	(93)	32
Adjusted After-tax operating profits	$602	$448	$366	$1,516

Invested Capital is calculated in the table below:

	As at September 30,
	2020	2019
Total Assets	$26,460	$26,310
Excluding:
Cash and cash equivalents	(1,498)	(769)
Deferred tax assets	(319)	(269)
Less Current Liabilities	(9,229)	(9,515)
Excluding:
Short-term borrowings	—	436
Long-term debt due within one year	98	104
Current portion of operating lease liabilities	226	218
Invested Capital	$15,738	$16,515

Return on Invested Capital is calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
After-tax operating profits	$347	$(350)	$(25)	$1,236
Average Invested Capital	$16,070	$17,125	$15,907	$16,913
Return on Invested Capital	8.6%	(8.2)%	(0.2)%	9.7%

Adjusted Return on Invested Capital is calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Adjusted After-tax operating profits	$602	$448	$366	$1,516
Average Invested Capital	$16,070	$17,125	$15,907	$16,913
Adjusted Return on Invested Capital	15.0%	10.5%	3.1%	12.0%

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RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Magna International Inc.	$405	$(233)	$19	$1,325
Average Shareholders' Equity	$10,182	$11,413	$10,509	$11,483
Return on Equity	15.9%	(8.2)%	0.2%	15.4%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], our Board of Directors approved a new normal course issuer bid to purchase up to 29.6 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2020 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

SIGNIFICANT ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 included in this Quarterly Report for additional information related to our significant accounting policies.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 24 of our audited consolidated financial statements for the year ended December 31, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2019.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

28    Magna International Inc. Third Quarter Report 2020

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as "mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2019, together with subsequent filings, including our First Quarter Report 2020. Those industry trends and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2020, except to the extent:

•	political uncertainty related to the 2020 U.S. presidential election negatively impacts consumer confidence; and

•	discussed under "Impact of COVID-19 on Our Business" elsewhere in this MD&A.

Magna International Inc. Third Quarter Report 2020    29

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: our actions in response to the COVID-19 (Coronavirus) pandemic, including with respect to: employee health and safety; and potential adjustments to our production plans to align with our customers' production plans, governmental orders and legal requirements; and the timing of program launches.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines, including as a result of the COVID-19 (Coronavirus) pandemic;
•	intense competition;
•	potential restrictions on free trade;
•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;
•	OEM consolidation and cooperation;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;
•	a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;
•	increased financial pressure, including as a result of COVID-19 caused OEM bankruptcies;

Manufacturing Operational Risks

•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	labour shortages in our facilities, or those of our customers and suppliers, as a result of the COVID-19 (Coronavirus) pandemic;
•	COVID-19 (Coronavirus) shutdowns;
•	supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID-19 (Coronavirus) pandemic;
•	climate change risks;
•	attraction/retention of skilled labour;

IT Security / Cybersecurity Risks

•	IT/Cybersecurity breach;
•	Product cybersecurity breach;

Pricing Risks

•	pricing risks between time of quote and start of production;
•	price concessions, including as a result of the COVID-19 (Coronavirus) pandemic;
•	commodity costs;
•	declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•	costs related to repair or replace defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provision or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	our ability to consistently develop and commercialize innovative products or processes;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us; and
•	changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 (Coronavirus) pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

30    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Sales	16	$9,129	$9,319	$22,079	$30,036

Costs and expenses
Cost of goods sold		7,681	8,063	19,454	25,937
Depreciation and amortization		334	335	1,004	990
Selling, general and administrative		380	400	1,139	1,274
Interest expense, net		26	18	64	63
Equity income		(44)	(37)	(99)	(120)
Other expense, net	2	316	859	484	248
Income (loss) from operations before income taxes		436	(319)	33	1,644
Income taxes	10	109	45	106	457
Net income (loss)		327	(364)	(73)	1,187
Loss attributable to non-controlling interests		78	131	92	138
Net income (loss) attributable to Magna International Inc.		$405	$(233)	$19	$1,325

Earnings (loss) per Common Share:	3
Basic		$1.36	$(0.75)	$0.06	$4.17
Diluted		$1.35	$(0.75)	$0.06	$4.15

Cash dividends paid per Common Share		$0.400	$0.365	$1.200	$1.095

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		298.7	310.7	299.7	318.0
Diluted		299.4	310.7	300.2	319.1

See accompanying notes

Magna International Inc. Third Quarter Report 2020    31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Net income (loss)		$327	$(364)	$(73)	$1,187

Other comprehensive income (loss), net of tax:	13
Net unrealized gain (loss) on translation of net investment in foreign operations		189	(259)	(44)	(213)
Net unrealized gain (loss) on cash flow hedges		21	(27)	(103)	59
Reclassification of net loss (gain) on cash flow hedges to net income		11	(11)	28	9
Reclassification of net loss on pensions to net income		2	1	5	4
Other comprehensive income (loss)		223	(296)	(114)	(141)

Comprehensive income (loss)		550	(660)	(187)	1,046
Comprehensive loss attributable to non-controlling interests		69	145	90	151
Comprehensive income (loss) attributable to Magna International Inc.		$619	$(515)	$(97)	$1,197

See accompanying notes

32    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	4	$1,498	$1,276
Accounts receivable		6,618	5,927
Inventories	5	3,509	3,304
Prepaid expenses and other		196	238
Income taxes receivable		69	—
		11,890	10,745

Investments	6	1,143	1,210
Fixed assets, net		7,898	8,260
Operating lease right-of-use assets		1,787	1,811
Intangible assets, net		462	484
Goodwill		2,014	1,976
Deferred tax assets		319	308
Other assets	7	947	996
		$26,460	$25,790

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$5,808	$5,628
Accrued salaries and wages		851	753
Other accrued liabilities	9	2,246	1,800
Income taxes payable		—	17
Long-term debt due within one year		98	106
Current portion of operating lease liabilities		226	225
		9,229	8,529

Long-term debt	11	3,832	3,062
Operating lease liabilities		1,582	1,601
Long-term employee benefit liabilities		696	677
Other long-term liabilities		305	371
Deferred tax liabilities		406	419
		16,050	14,659

Shareholders' equity
Capital stock
Common Shares
[issued: 299,012,485; December 31, 2019 – 303,250,415]	12	3,186	3,198
Contributed surplus		130	127
Retained earnings		8,088	8,596
Accumulated other comprehensive loss	13	(1,198)	(1,090)
		10,206	10,831

Non-controlling interests		204	300
		10,410	11,131
		$26,460	$25,790

See accompanying notes

Magna International Inc. Third Quarter Report 2020    33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$327	$(364)	$(73)	$1,187
Items not involving current cash flows	4	767	1,210	1,484	1,467
		1,094	846	1,411	2,654
Changes in operating assets and liabilities	4	518	(96)	(392)	(390)
Cash provided from operating activities		1,612	750	1,019	2,264

INVESTMENT ACTIVITIES
Fixed asset additions		(213)	(349)	(585)	(928)
Increase in private equity investments		(12)	—	(114)	(10)
Increase in investments, other assets and intangible assets		(68)	(83)	(233)	(262)
Proceeds from disposition		14	67	48	179
Acquisitions		—	—	(7)	(152)
Proceeds on sale of business		—	3	—	1,132
Cash used for investing activities		(279)	(362)	(891)	(41)

FINANCING ACTIVITIES
Issues of debt	11	31	21	856	36
(Decrease) increase in short-term borrowings		(194)	240	(18)	(688)
Repayments of debt		(83)	(10)	(128)	(139)
Issue of Common Shares on exercise of stock options		15	19	17	33
Shares repurchased for tax withholdings on vesting of equity awards		—	—	(10)	(5)
Repurchase of Common Shares	12	(2)	(342)	(203)	(1,035)
Contributions to subsidiaries by non-controlling interests		—	2	—	4
Dividends paid to non-controlling interests		—	—	(6)	(13)
Dividends paid		(115)	(109)	(352)	(338)
Cash (used for) provided from financing activities		(348)	(179)	156	(2,145)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(15)	(9)	(58)	1

Net increase in cash, cash equivalents and restricted cash equivalents during the period		970	200	226	79
Cash, cash equivalents and restricted cash equivalents, beginning of period		648	681	1,392	802
Cash, cash equivalents and restricted cash equivalents, end of period	4	$1,618	$881	$1,618	$881

See accompanying notes

34    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Nine months ended September 30, 2020
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2019		303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net loss					19		(92)	(73)
Other comprehensive loss						(116)	2	(114)
Shares issued on exercise of stock options		0.5	21	(4)				17
Release of stock and stock units		0.4	13	(13)
Shares repurchased for tax withholdings on vesting of equity rewards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid	12	(5.1)	(54)		(157)	8		(203)
Stock-based compensation expense				20				20
Dividends paid to non-controlling interests							(6)	(6)
Dividends paid		0.2	10		(362)			(352)
Balance, September 30, 2020		299.0	$3,186	$130	$8,088	$(1,198)	$204	$10,410

	Three months ended September 30, 2020
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, June 30, 2020		298.6	$3,164	$125	$7,804	$(1,413)	$273	$9,953
Net income					405		(78)	327
Other comprehensive income						214	9	223
Shares issued on exercise of stock options		0.4	19	(4)				15
Repurchase and cancellation under normal course issuer bid	12	(0.1)	(1)		(2)	1		(2)
Stock-based compensation expense				9				9
Dividends paid		0.1	4		(119)			(115)
Balance, September 30, 2020		299.0	$3,186	$130	$8,088	$(1,198)	$204	$10,410

(i) AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2020    35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Nine months ended September 30, 2019
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]
Balance, December 31, 2018, as adjusted		327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income					1,325		(138)	1,187
Other comprehensive loss						(128)	(13)	(141)
Contributions by non-controlling interests							4	4
Sale of business						8		8
Shares issued on exercise of stock options		1.0	40	(7)				33
Release of stock and stock units		0.2	9	(9)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid	12	(21.0)	(219)		(839)	23		(1,035)
Stock-based compensation expense				39				39
Dividends paid to non-controlling interests							(13)	(13)
Dividends paid		0.2	12		(350)			(338)
Balance, September 30, 2019		307.6	$3,221	$143	$8,483	$(1,272)	$298	$10,873

	Three months ended September 30, 2019
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]
Balance, June 30, 2019		313.8	$3,266	$136	$9,106	$(997)	$441	$11,952
Net loss					(233)		(131)	(364)
Other comprehensive loss						(282)	(14)	(296)
Contributions by non-controlling interests							2	2
Shares issued on exercise of stock options		0.6	23	(4)				19
Repurchase and cancellation under normal course issuer bid	12	(6.8)	(72)		(277)	7		(342)
Stock-based compensation expense				11				11
Dividends paid			4		(113)			(109)
Balance, September 30, 2019		307.6	$3,221	$143	$8,483	$(1,272)	$298	$10,873

(ii) AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

36    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	significant accounting policies

[a]	Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2019 audited consolidated financial statements and notes thereto included in the Company's 2019 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2020 and the results of operations, changes in equity and cash flows for the three and nine-month periods ended September 30, 2020 and 2019.

[b]	Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.  As of September 30, 2020, the duration and impact of the outbreak of COVID-19 is still unknown.  As a result, some of the Company's estimates and assumptions required increased judgment. As events continue to evolve and additional information becomes available, actual results may differ from these estimates.

[c]	Government grants

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all required conditions. Government grants relating to costs are deferred and recognized in income over the period necessary to match them with the costs that they are intended to compensate, and are presented as a reduction of the related expense.

[d]	Restructuring

Restructuring costs may include employee termination benefits, as well as other incremental costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for termination. Additional elements of severance and termination benefits associated with non-recurring benefits may be recognized rateably over each employee's required future service period.  All other restructuring costs are expensed as incurred.

Magna International Inc. Third Quarter Report 2020    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	other expense, net

		Three months ended		Nine months ended
		September 30,		September 30,
		2020	2019	2020	2019
Impairments of investments	[a]	$337	$700	$337	$700
Restructuring and impairments	[b]	—	34	168	55
Net (gains) losses on investments	[c]	(21)	127	(21)	17
Gain on the sale of Business	[d]	—	(2)	—	(524)
Other expense, net		$316	$859	$484	$248

[a]	Impairments of investments

During the third quarter of 2020, the Company concluded that indicators of potential impairment were present related to its equity-accounted investment in Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"], which makes both manual transmissions and dual-clutch transmissions ["DCTs"]. The conclusion was based on lower than expected sales, increased pricing pressure in the China market, and declines in volume projections for the foreseeable future for manual transmissions and DCTs in China. Accordingly, the Company deemed there to be an other-than-temporary decline, and undertook an impairment analysis to determine the fair value of the investments utilizing discounted cash flows to derive fair values. Based on the analysis, the carrying value of the Company’s investment exceeded fair value by $337 million. Including the $62 million impact of income taxes and the $75 million attributable to non-controlling interest, the non-cash impairment charge included in net income (loss) attributable to the Company was $200 million.

The inputs utilized in the analysis are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During the third quarter of fiscal 2019, the Company recorded impairments for its investments in GJT, and Dongfeng Getrag Transmission Co. Ltd. ["DGT"] in China, and its equity-accounted investment Getrag Ford Transmission GmbH ["GFT"] in Europe.  Utilizing discounted cash flows to derive the fair value of the investments, the Company concluded that the carrying value exceeded the fair value by $511 million for GJT, $150 million for GFT, and $39 million for DGT. Including the $36 million impact of income taxes and the $127 million attributable to non-controlling interest, the non-cash impairment charge included in net (loss) income attributable to the Company was $537 million.  These investments are included in the Power and Vision segment.

[b]	Restructuring and impairments

In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, in the second quarter of 2020 the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions include plant closures and workforce reductions.

The following table summarizes the restructuring and fixed asset impairment charges recorded by segment for the nine months ended September 30, 2020:

				Net of
	Restructuring	Impairment	Total	Tax
Power & Vision	$104	$11	$115	$90
Body Exteriors & Structures	29	8	37	32
Seating Systems	16	—	16	14
	$149	$19	$168	$136

During the third quarter of 2019, the Company recorded asset impairment charges of $27 million [$20 million after tax] in an Electronics operations which is included in the Company's Power & Vision segment.

During the third quarter of 2019, the Company recorded net restructuring charges of $7 million and $28 million [$7 million and $28 million after tax], respectively, for its Body Exteriors & Structures operations.

38    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	other expense, net (continued)

[c]	Net (gains) losses on investments

During the third quarter of 2020, the Company recorded unrealized gains of $21 million [$20 million after tax] on the revaluation of certain private equity investments.

The Company recorded net losses of $127 million and $17 million [$109 million and $15 million after tax] during the three and nine months ended September 30, 2019, respectively, substantially related to the revaluation of its investment in Lyft, Inc ["Lyft"].

[d]	Gain on the sale of Business

For the three and nine months ended September 30, 2019, the Company recorded a gain on the sale of its Fluid Pressure & Controls business of $2 million and $524 million [$2 million after tax affect and $447 million after tax], respectively, in the Power & Vision segment.

3.	EARNINGS (LOSS) PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Basic earnings (loss) per Common Share:

Net income (loss) attributable to Magna International Inc.	$405	$(233)	$19	$1,325

Weighted average number of Common Shares outstanding	298.7	310.7	299.7	318.0

Basic earnings (loss) per Common Share	$1.36	$(0.75)	$0.06	$4.17

Diluted earnings (loss) per Common Share [a]:

Net income (loss) attributable to Magna International Inc.	$405	$(233)	$19	$1,325

Weighted average number of Common Shares outstanding Adjustments	298.7	310.7	299.7	318.0
Stock options and restricted stock	0.7	—	0.5	1.1
	299.4	310.7	300.2	319.1

Diluted earnings (loss) per Common Share	$1.35	$(0.75)	$0.06	$4.15

[a]	For the three and nine months ended September 30, 2020, diluted earnings per Common Share excluded 5.8 million and 6.2 million [2019 – 4.2 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

For the three months ended September 30, 2019, diluted earnings per Common Share excluded 9.1 million Common Shares issuable under the Company's Incentive Stock Option Plan because the effect of including them would have been anti-dilutive.

Magna International Inc. Third Quarter Report 2020    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, cash equivalents and restricted cash equivalents:

	September 30,	December 31,
	2020	2019
Bank term deposits and bankers' acceptances	$1,010	$724
Cash	488	552
Cash and cash equivalents	1,498	1,276
Restricted cash equivalents included in prepaid expenses [note 8]	120	116
	$1,618	$1,392

[b]	Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Depreciation and amortization	$334	$335	$1,004	$990
Amortization of other assets included in cost of goods sold	50	62	140	175
Other non-cash charges	16	13	52	47
Deferred income taxes	70	(49)	(32)	17
Equity (income) loss in excess of dividends received	(19)	(3)	(15)	18
Non-cash portion of Other expense, net [note 2]	316	852	335	220
	$767	$1,210	$1,484	$1,467

[c]	Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Accounts receivable	$(1,259)	$109	$(724)	$(508)
Inventories	56	(9)	(158)	(105)
Prepaid expenses and other	20	9	7	5
Accounts payable	1,497	(183)	201	(79)
Accrued salaries and wages	147	58	99	31
Other accrued liabilities	105	(75)	302	210
Income taxes payable	(48)	(5)	(119)	56
	$518	$(96)	$(392)	$(390)

5.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2020	2019
Raw materials and supplies	$1,204	$1,201
Work-in-process	334	339
Finished goods	438	425
Tooling and engineering	1,533	1,339
	$3,509	$3,304

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

40    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.	Investments

	September 30,	December 31,
	2020	2019
Equity method investments	$912	$1,107
Private equity investments	228	95
Other	3	8
	$1,143	$1,210

7.	Other assets

Other assets consist of:

	September 30,	December 31,
	2020	2019
Preproduction costs related to long-term supply agreements	$682	$683
Long-term receivables	198	217
Pension overfunded status	22	22
Unrealized gain on cash flow hedges	9	24
Other, net	36	50
	$947	$996

8.	short-term borrowings

Credit Facilities

The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance. As at September 30, 2020, the amount drawn was $114 million and the related restricted cash equivalent deposit was $120 million. Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $6 million is included in the prepaid expenses and other balance [note 4]. As at December 31, 2019, the outstanding balance under the credit facility was $110 million, and the net deposit included in the prepaid expenses and other balance was $6 million.

On April 13, 2020, the Company amended its 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. As of September 30, 2020, the Company has not borrowed any funds under this credit facility.

9.	Warranty

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2020	2019
Balance, beginning of period	$252	$208
Expense, net	22	21
Settlements	(73)	(24)
Foreign exchange and other	(2)	4
Balance, March 31	199	209
Expense, net	37	25
Settlements	(32)	(14)
Foreign exchange and other	1	3
Balance, June 30	205	223
Expense, net	50	35
Settlements	(35)	(22)
Foreign exchange and other	5	(4)
Balance, September 30	$225	$232

Magna International Inc. Third Quarter Report 2020    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.	INCOME TAXES

For the nine months ended September 30, 2020, the Company's effective income tax rate does not reflect the statutory tax rate mainly as a result of the non-deductible impairment charge related to GJT, losses in Europe that could not be recognized, and the tax on foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes. These factors were partially offset by a reduction in reserves for uncertain tax positions, favourable foreign income tax rates and research and development credits.

For the three and nine months ended September 30, 2019, the Company's effective tax rate was impacted by the non-deductible impairment charge recorded in the Company's Power & Vision segment.

11.	Long-term debt

On June 8, 2020, the Company issued $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

12.	CAPITAL STOCK

[a]	The Company repurchased shares under normal course issuer bids as follows:

	2020		2019
	Number of shares	Cash consideration	Number of shares	Cash consideration
First Quarter	5,032,621	$201	5,661,112	$284
Second Quarter	—	—	8,535,533	409
Third Quarter	45,261	2	6,861,100	342
	5,077,882	$203	21,057,745	$1,035

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 5, 2020 were exercised or converted:

Common Shares	299,263,809
Stock options (i)	9,100,804
308,364,613

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

42    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	ACCUMULATED other comprehensive loss

The following is a continuity schedule of accumulated other comprehensive loss:

	2020	2019
Accumulated net unrealized loss on translation of net investment in foreign Operations
Balance, beginning of period	$(907)	$(917)
Net unrealized (loss) gain	(314)	15
Repurchase of shares under normal course issuer bid	7	6
Balance, March 31	(1,214)	(896)
Net unrealized gain	88	30
Repurchase of shares under normal course issuer bid	—	10
Balance, June 30	(1,126)	(856)
Net unrealized gain (loss)	180	(245)
Repurchase of shares under normal course issuer bid	1	7
Balance, September 30	(945)	(1,094)
Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	38	(68)
Net unrealized (loss) gain	(184)	37
Reclassification of net (gain) loss to net income	(8)	18
Balance, March 31	(154)	(13)
Net unrealized gain	60	49
Reclassification of net loss to net income	25	2
Balance, June 30	(69)	38
Net unrealized gain (loss)	21	(27)
Reclassification of net loss (gain) to net income	11	(11)
Balance, September 30	(37)	—
Accumulated net unrealized loss on pensions
Balance, beginning of period	(221)	(190)
Reclassification of net loss to net income	2	1
Sale of business	—	8
Balance, March 31	(219)	(181)
Reclassification of net loss to net income	1	2
Balance, June 30	(218)	(179)
Reclassification of net loss to net income	2	1
Balance, September 30	(216)	(178)
Total accumulated other comprehensive loss	$(1,198)	$(1,272)

(i)	The amount of income tax benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2020	2019
Balance, beginning of period	$(14)	$23
Net unrealized loss (gain)	66	(13)
Reclassifications of net gain (loss) to net income	3	(6)
Balance, March 31	55	4
Net unrealized gain	(21)	(18)
Reclassifications of net loss to net income	(9)	(1)
Balance, June 30	25	(15)
Net unrealized (gain) loss	(8)	11
Reclassifications of net (loss) gain to net income	(4)	4
Balance, September 30	$13	$—

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $31 million.

Magna International Inc. Third Quarter Report 2020    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Financial instruments

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2020	2019
Financial assets
Cash and cash equivalents	$1,498	$1,276
Restricted cash equivalents	120	116
Accounts receivable	6,618	5,927
Private equity investments	228	95
Severance investments	1	1
Long-term receivables included in other assets	198	217
	$8,663	$7,632
Financial liabilities
Long-term debt (including portion due within one year)	$3,930	$3,168
Accounts payable	5,808	5,628
	$9,738	$8,796
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$15	$46
Other assets	9	24
Other accrued liabilities	(43)	(10)
Other long-term liabilities	(24)	(8)
	$(43)	$52

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
September 30, 2020
Assets	$24	$23	$1
Liabilities	$(67)	$(23)	$(44)
December 31, 2019
Assets	$70	$15	$55
Liabilities	$(18)	$(15)	$(3)

44    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Private equity securities

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $98 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At September 30, 2020, the net book value of the Company's Senior Notes was $3.80 billion and the estimated fair value was $4.12 billion.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

Magna International Inc. Third Quarter Report 2020    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Financial instruments (CONTINUED)

[d]	Credit risk (Continued)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2020, sales to the Company's six largest customers represented 80% and 79% of the Company's sales, respectively, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships. The Company continues to closely monitor its customers during the current economic crises.  In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to interest rate risk on its term debt, and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2020, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted		Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	141	0.74492	7,381	0.04576	248	0.83512	6,918	0.03781
(Sell)	(1,353)	1.31838	—	—	(144)	1.15468	—	—

Forward contracts mature at various dates through 2024. Foreign currency exposures are reviewed quarterly.

46    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]	In September 2020, the European Commission (the "Commission") announced that it had reached a settlement with Magna and its competitors in connection with two separate bilateral cartels concerning supplies of closure systems, where the parties coordinated pricing and exchanged commercially sensitive information in certain instances between 2009 and 2012. As the leniency applicant that revealed the existence of the cartels to the Commission, Magna received full immunity and was not fined.

In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk. While Magna does not currently anticipate any material liabilities in connection with the review, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]	The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 9].

Magna International Inc. Third Quarter Report 2020    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	Segmented Information

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income (loss) from operations and adding back income taxes, interest expense, net, and other expense, net.

48    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended September 30, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$3,858	$3,790	$390	$181	$(1)	$99
Power & Vision	2,722	2,676	227	110	(37)	90
Seating Systems	1,280	1,273	66	17	(3)	11
Complete Vehicles	1,402	1,388	70	21	—	9
Corporate & Other [i]	(133)	2	25	5	(3)	4
Total Reportable Segments	$9,129	$9,129	$778	$334	$(44)	$213

	Three months ended September 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$3,984	$3,906	$306	$178	$—	$174
Power & Vision	2,696	2,645	167	113	(37)	138
Seating Systems	1,266	1,259	56	18	(1)	22
Complete Vehicles	1,516	1,506	29	20	—	12
Corporate & Other [i]	(143)	3	—	6	1	3
Total Reportable Segments	$9,319	$9,319	$558	$335	$(37)	$349

	Nine months ended September 30, 2020
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$9,157	$8,978	$274	$537	$1	$287
Power & Vision	6,543	6,427	136	340	(99)	241
Seating Systems	3,065	3,050	22	53	(1)	32
Complete Vehicles	3,656	3,620	164	61	—	19
Corporate & Other [i]	(342)	4	(15)	13	—	6
Total Reportable Segments	$22,079	$22,079	$581	$1,004	$(99)	$585

	Nine months ended September 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$12,535	$12,261	$1,010	$530	$(2)	$450
Power & Vision	8,587	8,425	584	336	(119)	375
Seating Systems	4,151	4,128	233	48	1	45
Complete Vehicles	5,246	5,217	100	60	—	53
Corporate & Other [i]	(483)	5	28	16	—	5
Total Reportable Segments	$30,036	$30,036	$1,955	$990	$(120)	$928

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Third Quarter Report 2020    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	Segmented Information (CONTINUED)

[ii]	The following table reconciles Net income (loss) to Adjusted EBIT:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net income (loss)	$327	$(364)	$(73)	$1,187
Add:
Interest expense, net	26	18	64	63
Other expense, net	316	859	484	248
Income taxes	109	45	106	457
Adjusted EBIT	$778	$558	$581	$1,955

[b]	The following table shows Goodwill for the Company's reporting segments:

	September 30,	December 31,
	2020	2019
Body Exteriors & Structures	$467	$458
Power & Vision	1,262	1,238
Seating Systems	171	169
Complete Vehicles	114	111
Total Reportable Segments	$2,014	$1,976

[c]	The following table shows Net Assets for the Company's reporting segments:
	September 30,	December 31,
	2020	2019
Body Exteriors & Structures	$7,797	$7,906
Power & Vision	5,387	5,626
Seating Systems	1,124	1,219
Complete Vehicles	845	735
Corporate & Other	446	468
Total Reportable Segments	$15,599	$15,954

The following table reconciles Total Assets to Net Assets:

	September 30,	December 31,
	2020	2019
Total Assets	$26,460	$25,790
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,498)	(1,276)
Deferred tax assets	(319)	(308)
Long-term receivables from joint venture partners	(70)	(71)
Income taxes receivable	(69)	—
Deduct liabilities included in segment net assets:
Accounts payable	(5,808)	(5,628)
Accrued salaries and wages	(851)	(753)
Other accrued liabilities	(2,246)	(1,800)
Segment Net Assets	$15,599	$15,954

50    Magna International Inc. Third Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.   SUBSEQUENT EVENT

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], the Company's Board of Directors approved a new normal course issuer bid to purchase up to 29.6 million of the Company's Common Shares, representing approximately 10% of the Company's public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2020 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Magna International Inc. Third Quarter Report 2020    51

CORPORATE OFFICE

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone:	(905) 726-2462
www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:	1 (800) 564-6253

United States – Common Shares
Computershare Trust Company N.A.
462 S. 4th Street
Louisville, Kentucky, USA 40202
Telephone:	1 (800) 962-4284

From all other countries
Telephone:	1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares
Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.